NiSource Inc.

Exhibit 12

Ratio of Earnings to Fixed Charges

	December 31, 2011	December 31, 2010	December 31, 2009	December 31, 2008	December 31, 2007
Earnings as defined in item 503(d) of Regulation S-K:
Add:
Pretax income from continuing Operations (b)(e)	$452,321,955	$405,669,857	$380,711,851	$535,956,665	$484,335,772
Fixed Charges	424,873,958	442,730,583	423,724,907	422,708,986	436,701,099
Amortization of capitalized interest (c)	-	-	-	-	-
Distributed income of equity investees	18,800,143	36,741,190	2,924,805	7,941,413	44,134,385
Share of pre-tax losses of equity investees for which charges arising guarantees are included in fixed charges	-	-	-	-	-
Deduct:
Interest capitalized (c)	-	-	-	-	-
Preference security dividend requirements of consolidated subsidiaries (d)	-	-	-	-	-
Non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges	-	(11,762)	(46,769)	(5,307)	(2,708)

	$895,996,056	$885,153,392	$807,408,332	$966,612,371	$965,173,964

Fixed charges as defined in item 503(d) of Regulation S-K:
Interest on long-term debt	$362,913,295	$390,690,947	$386,737,382	$358,736,132	$353,404,387
Other interest	35,399,618	22,851,904	5,268,937	37,561,475	58,214,067
Capitalized interest during period (c)
Amortization of premium, reacquisition premium, discount and expense on debt, net	8,941,809	10,287,487	13,020,255	7,682,146	7,284,066
Interest portion of rent expense	17,619,236	18,912,006	18,745,102	18,734,540	17,801,287
Non-controlling interest	-	(11,762)	(46,769)	(5,307)	(2,708)

	$424,873,958	$442,730,583	$423,724,907	$422,708,986	$436,701,099

Plus preferred stock dividends: Preferred dividend requirements of subsidiary	$-	$-	$-	$-	$-
Preferred dividend requirements factor	0.65	0.68	0.58	0.67	0.65

Preference security dividend requirements of consolidated subsidiaries (d)	-	-	-	-	-
Fixed charges	424,873,958	442,730,583	423,724,907	422,708,986	436,701,099

	$424,873,958	$442,730,583	$423,724,907	$422,708,986	$436,701,099

Ratio of earnings to fixed charges	2.11	2.00	1.91	2.29	2.21

(a)	Income Statement amounts have been adjusted for discontinued operations.
(b)	Excludes adjustment for minority interest in consolidated subsidiaries or income or loss from equity investees.
(c)	NiSource is a public utility following SFAS 71 and therefore does not add amortization of capitalized interest or subtract interest capitalized in determining earnings, nor reduces fixed charges for Allowance for Funds Used During Construction.
(d)	Preferred dividends, as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one minus the effective income tax rate applicable to continuing operations.
(e)	NiSource made correcting adjustments for the years ended December 31, 2010, 2009, 2008 and 2007. NiSource does not believe these corrections are material for any reported period. Refer to Form 10-K for the period ended December 31, 2011 for additional information.